EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2019 and Declares a Quarterly Dividend
MONACO - July 22, 2019 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months ended June 30, 2019.
The Company also announced that today, its Board of Directors declared a quarterly cash dividend of $0.02 per share on the Company’s common shares.
Results for the Three and Six Months Ended June 30, 2019 and 2018
For the second quarter of 2019, the Company’s GAAP net income was $35.0 million, or $0.50 per diluted share, including:

•	a non-cash gain of approximately $52.6 million and cash dividend income of $0.5 million, or $0.77 earnings per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc.;

•
a write-down of assets held for sale of approximately $5.2 million, or $0.08 per diluted share, related to the classification of two Ultramax vessels as held for sale, and the write-off of deferred financing costs on the credit facilities related to the SBI Electra and SBI Flamenco; and

•	the write-off of deferred financing costs of approximately $2.7 million, or $0.04 per diluted share, related to the refinancing of existing debt.
For the same period in 2018, the Company’s GAAP net income was $0.8 million, or $0.01 per diluted share.
Total vessel revenues for the second quarter of 2019 were $49.1 million, compared to $60.6 million for the same period in 2018. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the second quarters of 2019 and 2018 were $65.2 million and $28.1 million, respectively (see Non-GAAP Financial Measures below).
For the second quarter of 2019, the Company’s adjusted net income was $40.1 million, or $0.58 adjusted earnings per diluted share, which excludes the impact of the write-down of assets held for sale of $4.7 million and the write-off of deferred financing costs on the credit facilities relating to the SBI Electra and SBI Flamenco of $0.4 million. Adjusted EBITDA for the second quarter of 2019 was $70.0 million. There were no such non-GAAP adjustments to net income in the second quarter of 2018 (see Non-GAAP Financial Measures below).
For the first half of 2019, the Company’s GAAP net income was $31.5 million, or $0.45 per diluted share, including:

•	a non-cash gain of approximately $67.6 million and cash dividend income of $1.0 million, or $0.99 earnings per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc.;

•
a write-down of assets held for sale of approximately $12.7 million, or $0.19 per diluted share, related to the sale of the SBI Electra and SBI Flamenco and the write-off of deferred financing costs on the credit facilities related to such vessels, as well as the classification of the two Ultramax vessels as held for sale; and

•	the write-off of deferred financing costs of approximately $2.7 million, or $0.04 per diluted share, related to the refinancing of existing debt.
For the same period in 2018, the Company’s GAAP net loss was $5.0 million, or $0.07 loss per diluted share.
Total vessel revenues for the first half of 2019 were $99.4 million, compared to $114.9 million for the same period in 2018. EBITDA for the first halves of 2019 and 2018 were $90.6 million and $48.4 million, respectively (see Non-GAAP Financial Measures below).

For the first half of 2019, the Company’s adjusted net income was $44.2 million, or $0.64 adjusted earnings per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $12.2 million and the write-off of deferred financing costs on the credit facilities relating to the SBI Electra and SBI Flamenco of $0.4 million. Adjusted EBITDA for the first half of 2019 was $102.8 million. There were no such non-GAAP adjustments to net income in the first half of 2018 (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Second Quarter of 2019 (see Non-GAAP Financial Measures)

•	Our Kamsarmax fleet earned an average of $10,830 per day

•	Our Ultramax fleet earned an average of $8,993 per day
Voyages Fixed thus far for the Third Quarter of 2019, as of the date hereof

•	Kamsarmax fleet: approximately $12,656 per day on average for 42% of the days

•	Ultramax fleet: approximately $9,603 per day on average for 42% of the days
Cash and Cash Equivalents
As of July 19, 2019, the Company had approximately $160.0 million in cash and cash equivalents.
Recent Significant Events
Vessel Sales
In June 2019, the Company completed the sale of the SBI Electra and SBI Flamenco, two 2015 Chinese built Kamsarmax vessels that the Company agreed to sell in March 2019, for approximately $48.0 million in aggregate. The Company recorded a loss of approximately $7.8 million, including the write-off of deferred finance costs, during the first half of 2019.
During the second quarter of 2019, the Company’s Board of Directors made the decision to sell two Ultramax vessels and as such these vessels were classified as held for sale at June 30, 2019. The Company recorded a loss of approximately $4.9 million in the second quarter of 2019 and expects to write-off deferred financing costs of $0.2 million upon closing of the sale and repaying the outstanding debt.
Dividend
In the second quarter of 2019, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.4 million.
On July 22, 2019, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about September 13, 2019, to all shareholders of record as of August 15, 2019. As of July 22, 2019, 72,487,958 shares were outstanding.
Debt

Senior Unsecured Notes Due September 2019
In July 2019, the Company issued a notice of redemption for the entire outstanding balance of its 7.5% Senior Unsecured Notes due September 2019 of $73,625,000 (the "Senior Notes Due September 2019") to be redeemed on August 2, 2019 (the "Redemption Date").  The redemption price of the Senior Notes Due September 2019 is equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date. A notice of redemption was distributed to all registered holders of the Senior Notes Due September 2019 by Deutsche Bank Trust Company Americas.
CMBFL Lease Financing
In May 2019, the Company closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, the Company has agreed to bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each bareboat charter agreement.  The Company also has a purchase option for each vessel upon the expiration of each bareboat charter agreement.

$45.0 Million Lease Financing - SBI Virgo and SBI Libra
In May 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million each. As part of this transaction, the Company has agreed to bareboat charter-in the vessels for a period of eleven years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.
$85.5 Million Credit Facility
During May 2019, the Company prepaid approximately $27.6 million of its $85.5 Million Credit Facility and wrote off approximately $0.3 million of deferred financing costs as part of the refinancing of the two vessels now financed by the $45.0 Million Lease Financing - SBI Virgo and SBI Libra.
AVIC Lease Financing
In April 2019, the Company agreed to sell and leaseback six Ultramax vessels (SBI Antares, SBI Bravo, SBI Hydra, SBI Leo, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of this transaction, the Company has agreed to bareboat charter-in the vessels for a period of eight years and will have purchase options beginning after the end of the second year of each bareboat charter agreement. The Company also has a purchase option for each vessel upon the expiration of each bareboat charter agreement.
The Company closed the transaction with regards to the SBI Antares, SBI Bravo and SBI Leo in June 2019 and with regards to the SBI Hydra, SBI Lyra and SBI Maia in July 2019.
$330.0 Million Credit Facility
During May 2019, the Company prepaid approximately $74.8 million of its $330.0 Million Credit Facility and wrote off approximately $1.2 million of deferred financing costs as part of the refinancing of the seven vessels now financed by the CMBFL Lease Financing.
During June and July 2019, the Company prepaid approximately $29.1 million and $30.9 million, respectively, of its $330.0 Million Credit Facility and wrote off deferred financing costs of approximately $0.3 million and $0.4 million, respectively, as part of the refinancing of the six vessels now financed by the AVIC Lease Financing.
$60.0 Million Credit Facility
During June 2019, the Company prepaid approximately $28.7 million of its $60.0 Million Credit Facility and wrote off approximately $0.4 million of deferred financing costs as part of the sale of the SBI Electra and SBI Flamenco.
Vessels Time Chartered-In
The Company time chartered-in four Kamsarmax vessels, for approximately 24 to 27 months.
Three vessels were initially time chartered-in at rates tied to the Baltic Exchange’s 74,000 DWT Panamax Index (“BPI”), (two at 118% of the BPI and one at 120% of the BPI). The daily base rate in respect of one vessel was subsequently converted from 118% of the BPI to a fixed rate of $14,170 per day effective July 2019. As of June 30, 2019, two of the vessels were delivered to the Company and the third is expected to be delivered to the Company between July and August of 2019. The Company simultaneously time chartered these vessels out to the Scorpio Kamsarmax Pool under matching terms.
The fourth Kamsarmax vessel was chartered-in at $12,000 per day for the first twelve months and $12,500 per day for the second twelve months. The Company has options to extend the time charter-in agreement to 36 and 48 months at $13,000 per day and $14,500 per day, respectively, as well as purchase options beginning after twelve months.
IMO 2020

In June 2019, the Company exercised its option to purchase and install exhaust gas cleaning systems (“scrubbers”) on nine of its Kamsarmax vessels in 2020. After exercising this option, the Company has contracts to purchase and install scrubbers on 37 of its vessels and has the option to purchase scrubbers for nine additional vessels in 2020.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of June 30, 2019 and July 19, 2019, are as follows (dollars in thousands):

	As of June 30, 2019	As of July 19, 2019	As of July 19, 2019
Credit Facility	Amount Outstanding (1)		Amount Committed (2)(3)
Senior Notes	$73,625	$73,625	$—
$330 Million Credit Facility	30,938	—	—
$12.5 Million Credit Facility	9,008	9,008	—
$27.3 Million Credit Facility	9,008	9,008	—
$85.5 Million Credit Facility	48,689	48,689	5,712
$38.7 Million Credit Facility	33,300	33,300	4,260
$12.8 Million Credit Facility	11,900	11,900	1,398
$30.0 Million Credit Facility	28,309	28,309	2,585
$60.0 Million Credit Facility	27,704	27,704	2,862
$184.0 Million Credit Facility	172,687	172,687	17,448
$34.0 Million Credit Facility	32,786	32,786	3,000
$90.0 Million Credit Facility	82,100	82,100	8,706
$19.6 Million Lease Financing - SBI Rumba	17,495	17,495	—
$19.0 Million Lease Financing - SBI Tango	17,881	17,787	—
$19.0 Million Lease Financing - SBI Echo	17,942	17,853	—
$20.5 Million Lease Financing - SBI Hermes	19,682	19,580	—
$21.4 Million Lease Financing - SBI Samba	21,064	20,953	—
CMBFL Lease Financing	118,369	118,369	11,842
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	41,540	41,285	3,000
AVIC Lease Financing	56,664	113,329	9,840
Total	$870,691	$895,767	$70,653

(1)	$23.1 million expected to be repaid upon the sale of the two Ultramax vessels currently classified as held for sale.

(2)
Includes the maximum loan amount available for the installation of scrubbers following upsizes of certain credit facilities. These financing arrangements will be subject to conditions precedent and the execution of definitive documentation.

(3)	The amount committed for the installation of scrubbers will be reduced by approximately $2.9 million upon the sale of the two Ultramax vessels currently classified as held for sale.
The Company’s projected quarterly debt repayments on its bank loans, senior notes and lease financing arrangements through 2020 are as follows (dollars in thousands):

	Principal on Bank Loans and Senior Notes	Principal on Lease Financing Arrangements	Total (1)
Q3 2019 (2)(3)	103,815	5,478	109,293
Q4 2019	8,306	7,539	15,845
Q1 2020	10,258	7,562	17,820
Q2 2020	10,996	7,862	18,858
Q3 2020	10,669	8,330	18,999
Q4 2020 (4)	19,268	8,350	27,618
Total	$163,312	$45,121	$208,433

(1)
Includes estimated repayments on the upsizings of certain credit facilities for the installation of scrubbers, for which the timing of the drawdowns and repayment schedules set forth are estimates only and may vary as the timing of the related installations finalize.

(2)	Relates to payments expected to be made from July 20, 2019 to September 30, 2019.

(3)
Includes (i) $73.6 million repayment of Senior Notes due at maturity and (ii) the repayment of $23.1 million of outstanding debt upon the sale of the two Ultramax vessels currently classified as held for sale.

(4)	Includes $8.0 million repayment of the $12.5 Million Credit Facility due at maturity.
IMO 2020
The Company’s projected schedule and estimated payments for the installation of scrubbers on all the wholly-owned and finance leased vessels in the Company’s fleet is as follows (dollars in thousands):

	Number of Vessels by Type		Estimated Payments (1)
	Ultramax	Kamsarmax
Q3 2019 (2)	6	4	17,834
Q4 2019	3	4	21,481
Q1 2020	11	1	18,607
Q2 2020	8	4	23,198
Q3 2020	3	4	17,204
Q4 2020	4	—	11,291
Q1 2021	—	—	4,281
Total	35	17	$113,896

(1)
Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalize.

(2)	Relates to payments expected to be made from July 20, 2019 to September 30, 2019.

Financial Results for the Three Months Ended June 30, 2019 Compared to the Three Months Ended June 30, 2018
For the second quarter of 2019, the Company’s GAAP net income was $35.0 million, or $0.50 per diluted share, compared to $0.8 million, or $0.01 per diluted share, in the same period in 2018. Results for the second quarter of 2019 include: a non-cash gain of approximately $52.6 million and cash dividend income of $0.5 million, or $0.77 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., charges of approximately $5.2 million, or $0.08 per diluted share, related to the write-down of two Ultramax vessels as held for sale, the sale of the SBI Electra and SBI Flamenco, as well as the write-off of deferred financing costs on the credit facilities related to such vessels, and the write-off of deferred financing costs of approximately $2.7 million, or $0.04 per diluted share, related to the refinancing of existing debt. EBITDA for the second quarters of 2019 and 2018 were $65.2 million and $28.1 million, respectively (see Non-GAAP Financial Measures below).
For the second quarter of 2019, the Company’s adjusted net income was $40.1 million, or $0.58 adjusted earnings per diluted share, which excludes the impact of the write-down of assets held for sale and the write-off of related deferred financing costs totaling $5.2 million. Adjusted EBITDA for the second quarter of 2019 was $70.0 million. There were no such non-GAAP adjustments to net income in the second quarter of 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for the second quarter of 2019 were $49.1 million compared to $60.6 million in the second quarter of 2018. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the second quarter of 2019 was $48.9 million, a decrease of $11.7 million from the prior year period. Rates earned by the Company’s vessels were adversely impacted by a reduction in coal imports in Europe and China, loss of iron ore exports from Vale’s tailing dam failure, and continued disruptions from the US-China trade war. Despite these challenges, a strong South American grain season and increasing coal exports to India provided support for improving Ultramax and Kamsarmax rates during the second quarter. During the second quarter the Company began repositioning its fleet in preparation for the drydock and scrubber fitting program starting in the third quarter of 2019.
Total operating expenses for the second quarter of 2019 were $52.4 million, including the write-down of assets held for sale of $4.7 million, compared to $48.6 million in the second quarter of 2018.

Ultramax Operations

	Three Months Ended June 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$30,696	$39,727	$(9,031)	(23)
Voyage expenses	138	56	82	146
TCE Revenue	$30,558	$39,671	$(9,113)	(23)
Operating expenses:
Vessel operating costs	16,529	18,016	(1,487)	(8)
Charterhire expense	925	921	4	—
Vessel depreciation	8,911	9,297	(386)	(4)
General and administrative expense	1,035	1,073	(38)	(4)
Loss / write-down on assets held for sale	4,883	—	4,883	NA
Total operating expenses	$32,283	$29,307	$2,976	10
Operating (loss) income	$(1,725)	$10,364	$(12,089)	(117)
Vessel revenue for the Company’s Ultramax Operations decreased to $30.7 million for the second quarter of 2019 from $39.7 million in the prior year period. The weakness in rates experienced towards the end of the first quarter of 2019 continued into the second quarter of 2019. However, rates began to improve on the back of a strong South American grain season and were further assisted by increased coal imports from China at the end of the quarter. The Company moved to a more balanced split of its Ultramax fleet between the Atlantic and Pacific basins due to the start of the fleet’s drydock and scrubber fitting program.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $30.6 million for the second quarter of 2019 compared to $39.7 million for the prior year period. During both periods, the Company’s Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $8,993 and $11,569 for the second quarters of 2019 and 2018, respectively.

	Three Months Ended June 30,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$30,558	$39,671	$(9,113)	(23)
TCE Revenue / Day	$8,993	$11,569	$(2,576)	(22)
Revenue Days	3,398	3,429	(31)	(1)
The Company’s Ultramax Operations vessel operating costs were $16.5 million for the second quarter of 2019, including approximately $0.3 million of takeover costs and contingency expenses, compared with vessel operating costs of $18.0 million in the prior year, relating to the 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for the second quarters of 2019 and 2018 were $4,822 and $5,003, respectively. Daily operating costs for the second quarter of 2019 decreased from the second quarter of 2018 due primarily to the timing of spare purchases and a disbursement from an insurance carrier representing a return of premiums.
Charterhire expense for the Company’s Ultramax Operations was approximately $0.9 million for both the second quarters of 2019 and 2018 and relates to the vessel the Company time chartered-in at $10,125 per day.
Ultramax Operations depreciation decreased slightly from $9.3 million to $8.9 million as two Ultramax vessels were classified as held for sale during the second quarter of 2019.
General and administrative expense for the Company’s Ultramax Operations, consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $1.0 million for the second quarter of 2019 and $1.1 million in the prior year period.

During the second quarter of 2019, the Company recorded a write-down on assets held for sale related to the classification of two Ultramax vessels as held for sale.

Kamsarmax Operations

	Three Months Ended June 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$18,400	$20,887	$(2,487)	(12)
Voyage expenses	98	36	62	172
TCE Revenue	$18,302	$20,851	$(2,549)	(12)
Operating expenses:
Vessel operating costs	8,697	8,055	642	8
Charterhire expense	(263)	121	(384)	(317)
Vessel depreciation	4,440	4,730	(290)	(6)
General and administrative expense	823	467	356	76
Loss / write-down on assets held for sale	(157)	—	(157)	NA
Total operating expenses	$13,540	$13,373	$167	1
Operating income	$4,762	$7,478	$(2,716)	(36)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $18.4 million in the second quarter of 2019 from $20.9 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $18.3 million for the second quarter of 2019 associated with a day-weighted average of 19 vessels owned or finance leased, compared to $20.9 million for the prior year period associated with a day-weighted average of 18 vessels owned or finance leased. TCE revenue per day was $10,830 and $12,823 for the second quarters of 2019 and 2018, respectively. Despite the loss of Brazilian iron exports and a reduction in European and Chinese coal imports, the Kamsarmax market continued to recover throughout the second quarter. Slower industrial activity in Europe and increasing domestic production in China had a negative impact on coal imports, but this was offset by increasing coal imports in India. The Company moved to a more balanced split of its Kamsarmax fleet between the Atlantic and Pacific basins due to the start of the fleet’s drydock and scrubber fitting program.

	Three Months Ended June 30,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$18,302	$20,851	$(2,549)	(12)
TCE Revenue / Day	$10,830	$12,823	$(1,993)	(16)
Revenue Days	1,690	1,626	64	4
Kamsarmax Operations vessel operating costs were $8.7 million for the second quarter of 2019, including approximately $0.3 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.1 million in the prior year, relating to 19 and 18 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses for the second quarters of 2019 and 2018 were $4,891 and $4,801, respectively. Incremental costs associated with the SBI Lynx, which was delivered in the third quarter of 2018, drove the increase in both the cost in the aggregate and the daily costs.

While the Company did not time charter-in any Kamsarmax vessels in the first quarter of either 2019 or 2018, it had a profit and loss sharing agreement with a third party related to one Kamsarmax vessel which expired in the first quarter of 2019, for which it recorded its residual share of the profits in the second quarter. In July 2019, the Company time chartered-in a Kamsarmax vessel for a period of 24 months at $12,000 per day for the first twelve months and $12,500 per day for the second twelve months. The Company has options to extend the time charter-in agreement to 36 and 48 months at $13,000 per day and $14,500 per day, respectively, as well as purchase options beginning after twelve months.
Kamsarmax Operations depreciation was $4.4 million and $4.7 million in the second quarters of 2019 and 2018, respectively, as the Company classified the SBI Electra and SBI Flamenco as held for sale in the first quarter of 2019 and completed the sale of these vessels in the second quarter of 2019.
General and administrative expense for the Company’s Kamsarmax Operations was $0.8 million and $0.5 million for the second quarters of 2019 and 2018, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first quarter of 2019, the Company recorded a write-down on assets held for sale related to the sale of the SBI Electra and SBI Flamenco and adjusted the loss recorded in the first quarter of 2019 by approximately $0.2 million in the second quarter of 2019.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $6.4 million and $5.8 million in the second quarters of 2019 and 2018, respectively. The quarter over quarter increase is due primarily to legal and travel costs.
The Company recorded a non-cash gain of approximately $52.6 million for the second quarter of 2019 and a cash dividend of $0.5 million primarily from its equity investment in Scorpio Tankers Inc.
Financial expenses, net increased to $15.1 million in the second quarter of 2019 from $11.2 million in the prior year period due to higher levels of debt partially offset by lower LIBOR rates. In the second quarter of 2019, approximately $3.1 million of deferred financing costs were written off related to vessel sales and debt refinancings under the Company’s new sale and leaseback transactions. We expect to write-off approximately $0.7 million upon the closing of the sale of the two Ultramax vessels currently classified as held for sale and the closing of the sale leaseback transaction of three vessels under the AVIC Lease Financing in the third quarter of 2019.
Financial Results for the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018
For the first half of 2019, the Company’s GAAP net income was $31.5 million, or $0.45 per diluted share, compared to a GAAP net loss of $5.0 million, or $0.07 loss per diluted share, in the same period in 2018. Results for the first half of 2019 include: a non-cash gain of approximately $67.6 million and cash dividend income of $1.0 million, or $0.99 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., charges of approximately $12.7 million, or $0.19 per diluted share, related to the write-down of two Ultramax vessels which were classified as held for sale, the sale of the SBI Electra and SBI Flamenco, as well as the write-off of deferred financing costs on the credit facilities related to such vessels, and the write-off of deferred financing costs of approximately $2.7 million, or $0.04 per diluted share, related to the refinancing of existing debt. EBITDA for the first halves of 2019 and 2018 were $90.6 million and $48.4 million, respectively (see Non-GAAP Financial Measures below).
For the first half of 2019, the Company’s adjusted net income was $44.2 million, or $0.64 adjusted earnings per diluted share, which excludes the impact of the write-down of assets either sold or held for sale and the write-off of related deferred financing costs totaling $12.7 million. Adjusted EBITDA for the first half of 2019 was $102.8 million. There were no such non-GAAP adjustments to net income in the first half of 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for the first half of 2019 were $99.4 million compared to $114.9 million in the prior year period. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the first half of 2019 was $99.1 million, a decrease of $15.5 million from the prior year period. The first half of 2019 proved challenging with a reduction in coal imports in Europe and China, loss of iron exports from Vale’s tailing dam failure, outbreak of African swine flu in China and continued disruptions from the US-China trade war. However, a strong South American grain season, increasing coal exports to India and China’s resumption of coal buying provided support for improving Ultramax and Kamsarmax rates during the second quarter.

Total operating expenses for the first half of 2019 were $109.0 million, including the write-down of assets held for sale of $12.2 million, compared to $98.3 million in the first half of 2018.
Ultramax Operations

	Six Months Ended June 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$61,977	$73,056	$(11,079)	(15)
Voyage expenses	199	184	15	8
TCE Revenue	$61,778	$72,872	$(11,094)	(15)
Operating expenses:
Vessel operating costs	34,165	35,252	(1,087)	(3)
Charterhire expense	1,795	1,837	(42)	(2)
Vessel depreciation	18,107	18,487	(380)	(2)
General and administrative expense	2,062	2,147	(85)	(4)
Loss / write-down on assets held for sale	4,883	—	4,883	NA
Total operating expenses	$61,012	$57,723	$3,289	6
Operating income	$766	$15,149	$(14,383)	(95)
Vessel revenue for the Company’s Ultramax Operations decreased to $62.0 million for the first half of 2019 from $73.1 million in the prior year period. After a slow start to the year due to coal import restrictions by China and higher coal stockpiles, the grain trade sparked a recovery in rates towards the end of the first quarter that carried into the second quarter of 2019. Going into the third quarter of 2019, the Company positioned its vessels to align with its drydock and scrubber fitting program on a balanced basis between the Atlantic and Pacific basins.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $61.8 million for the first half of 2019 compared to $72.9 million for the prior year period. During both periods, the Company’s Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $9,086 and $10,666 for the first halves of 2019 and 2018, respectively.

	Six Months Ended June 30,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$61,778	$72,872	$(11,094)	(15)
TCE Revenue / Day	$9,086	$10,666	$(1,580)	(15)
Revenue Days	6,799	6,832	(33)	—
The Company’s Ultramax Operations vessel operating costs were $34.2 million for the first half of 2019, including approximately $1.2 million of takeover costs and contingency expenses, compared with vessel operating costs of $35.3 million in the prior year, relating to the 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for the first half of 2019 of $4,913 was relatively flat compared to the prior year period of $4,956.
Charterhire expense for the Company’s Ultramax Operations was approximately $1.8 million for both the first halves of 2019 and 2018 and relates to the vessel the Company time chartered-in at $10,125 per day.
Ultramax Operations depreciation decreased slightly from $18.5 million in the first half of 2018 to $18.1 million in the first half of 2019 as two Ultramax vessels were classified as held for sale in the second quarter of 2019.

General and administrative expense for the Company’s Ultramax Operations, consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $2.1 million for both the first half of 2019 and 2018.
During the first half of 2019, the Company recorded a write-down on assets held for sale related to the classification of two Ultramax vessels as held for sale.

Kamsarmax Operations

	Six Months Ended June 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$37,470	$41,810	$(4,340)	(10)
Voyage expenses	146	104	42	40
TCE Revenue	$37,324	$41,706	$(4,382)	(11)
Operating expenses:
Vessel operating costs	17,331	16,625	706	4
Charterhire expense	(154)	210	(364)	(173)
Vessel depreciation	9,163	9,408	(245)	(3)
General and administrative expense	1,112	973	139	14
Loss / write-down on assets held for sale	7,352	—	7,352	NA
Total operating expenses	$34,804	$27,216	$7,588	28
Operating income	$2,520	$14,490	$(11,970)	(83)
Vessel revenue for the Company’s Kamsarmax Operations decreased to $37.5 million in the first half of 2019 from $41.8 million in the prior year period. Lower rates earned by the Company’s Kamsarmax fleet in the first quarter of 2019 due to negative sentiment and disruptions of iron ore exports from Brazil and Australia continued through most of the second quarter of 2019 as the trade war continued to negatively affect sentiment. The quarter finished on a very strong note with a spot North Atlantic squeeze and a strong Black Sea corn and wheat campaign employing ships as far as the east coast of India. The Kamsarmax fleet has been positioned evenly between the Atlantic and Pacific as the Company prepares for its drydock and scrubber fitting program.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $37.3 million for the first half of 2019 associated with a day-weighted average of 19 vessels owned or finance leased, compared to $41.7 million for the prior year period associated with a day-weighted average of 18 vessels owned or finance leased. TCE revenue per day was $11,000 and $12,173 for the first halves of 2019 and 2018, respectively.

	Six Months Ended June 30,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$37,324	$41,706	$(4,382)	(11)
TCE Revenue / Day	$11,000	$12,173	$(1,173)	(10)
Revenue Days	3,393	3,426	(33)	(1)
Kamsarmax Operations vessel operating costs were $17.3 million for the first half of 2019, including approximately $0.2 million of takeover costs and contingency expenses, compared with vessel operating costs of $16.6 million in the prior year period, relating to 19 and 18 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses for the first halves of 2019 and 2018 were $5,001 and $4,985, respectively. The increase in vessel operating expenses in the aggregate can be attributed to the addition of the SBI Lynx which was delivered in the third quarter of 2018.

While the Company did not time charter-in any Kamsarmax vessels in the first quarter of either 2019 or 2018, it had a profit and loss sharing agreement with a third party related to one Kamsarmax vessel which expired in the first quarter of 2019, for which it recorded its share of the profits. In July 2019, the Company time chartered-in a Kamsarmax vessel for a period of 24 months at $12,000 per day for the first twelve months and $12,500 per day for the second twelve months. The Company has options to extend the time charter-in agreement to 36 and 48 months at $13,000 per day and $14,500 per day, respectively, as well as purchase options beginning after twelve months.
Kamsarmax Operations depreciation was $9.2 million and $9.4 million in the first halves of 2019 and 2018, respectively as the SBI Electra and SBI Flamenco were classified as held for sale in the first quarter of 2019 and sold in the second quarter of 2019.
General and administrative expense for the Company’s Kamsarmax Operations was $1.1 million and $1.0 million for the first halves of 2019 and 2018, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first half of 2019, the Company recorded write-downs of assets held for sale related to the sale of the SBI Electra and SBI Flamenco totaling approximately $7.4 million.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $12.9 million and $13.1 million in the first halves of 2019 and 2018, respectively.
The Company recorded a non-cash gain of approximately $67.6 million and a cash dividend of $1.0 million for the first half of 2019 primarily from its equity investment in Scorpio Tankers Inc.
Financial expenses, net increased to $28.2 million in the first half of 2019 from $21.9 million in the prior year period due to higher levels of debt and a decrease in the value of the interest rate caps. In the first half of 2019 approximately $3.1 million of deferred financing costs were written off related to vessel sales and debt refinancings under the Company’s new sale and leaseback transactions. We expect to write-off approximately $0.7 million upon the sale of the two Ultramax vessels currently classified as held for sale and the closing of the sale leaseback transaction of three vessels under the AVIC Lease Financing in the third quarter of 2019.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenue:
Vessel revenue	$49,096	$60,614	$99,447	$114,866
Operating expenses:
Voyage expenses	236	92	345	288
Vessel operating costs	25,226	26,071	51,496	51,877
Charterhire expense	662	1,042	1,641	2,047
Vessel depreciation	13,351	14,027	27,270	27,895
General and administrative expenses	8,232	7,333	16,060	16,240
Loss / write-down on assets sold or held for sale	4,726	—	12,235	—
Total operating expenses	52,433	48,565	109,047	98,347
Operating (loss) income	(3,337)	12,049	(9,600)	16,519
Other income (expense):
Interest income	330	215	674	429
Income from equity investments	53,143	—	68,646	—
Foreign exchange loss	(47)	45	(51)	(42)
Financial expense, net	(15,120)	(11,509)	(28,170)	(21,877)
Total other income (expense)	38,306	(11,249)	41,099	(21,490)
Net income (loss)	$34,969	$800	$31,499	$(4,971)

Earnings (loss) per share:
Basic	$0.52	$0.01	$0.46	$(0.07)
Diluted	$0.50	$0.01	$0.45	$(0.07)

Basic weighted average number of common shares outstanding	67,730	72,494	67,597	72,598
Diluted weighted average number of common shares outstanding	69,301	74,718	69,171	72,598

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$139,302	$67,495
Accounts receivable	9,936	10,290
Prepaid expenses and other current assets	9,126	6,314
Total current assets	158,364	84,099
Non-current assets
Vessels, net	1,391,479	1,507,918
Assets held for sale	36,745	—
Equity investments	161,346	92,281
Deferred financing costs, net	3,336	3,706
Other assets	28,403	15,822
Total non-current assets	1,621,309	1,619,727
Total assets	$1,779,673	$1,703,826

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$39,114	$60,310
Capital lease obligations	24,033	4,594
Senior Notes, net	73,514	73,253
Accounts payable and accrued expenses	21,098	14,457
Total current liabilities	157,759	152,614
Non-current liabilities
Bank loans, net	440,322	621,179
Capital lease obligations	281,455	69,229
Other liabilities	6,385	—
Total non-current liabilities	728,162	690,408
Total liabilities	885,921	843,022
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares as of June 30, 2019 and December 31, 2018; issued and outstanding 71,397,258 shares and 71,217,258 shares as of June 30, 2019 and December 31, 2018, respectively	798	796
Paid-in capital	1,749,095	1,747,648
Common shares held in treasury, at cost; 8,567,846 shares at June 30, 2019 and December 31, 2018	(56,720)	(56,720)
Accumulated deficit	(799,421)	(830,920)
Total shareholders’ equity	893,752	860,804
Total liabilities and shareholders’ equity	$1,779,673	$1,703,826

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Six Months Ended June 30,
	2019	2018
Operating activities
Net income (loss)	$31,499	$(4,971)
Adjustment to reconcile net loss to net cash provided by
operating activities:
Restricted share amortization	4,297	4,064
Vessel depreciation	27,270	27,895
Amortization of deferred financing costs	4,429	2,965
Write-off of deferred financing costs	446	—
Loss / write-down on assets held for sale	10,385	—
Net unrealized gains on investments	(67,565)	—
Dividend income on equity investment	(1,082)	—
Drydocking expenditure	(1,362)	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	353	951
Decrease (increase) in prepaid expenses and other assets	(6,167)	97
Increase (decrease) in accounts payable and accrued expenses	1,315	1,212
Net cash provided by operating activities	3,818	32,213
Investing activities
Equity investment	(1,500)	—
Dividend income on equity investment	1,082	—
Proceeds from sale of assets held for sale	47,302	—
Scrubber payments	(5,746)	—
Payments for vessels and vessels under construction	—	(20,658)
Net cash provided by (used in) investing activities	41,138	(20,658)
Financing activities
Proceeds from issuance of long-term debt	242,260	12,750
Repayments of long-term debt	(212,560)	(25,883)
Common shares repurchased	—	(8,645)
Dividends paid	(2,849)	(3,062)
Debt issue costs paid	—	(474)
Net cash provided by (used in) financing activities	26,851	(25,314)
Increase (decrease) in cash and cash equivalents	71,807	(13,759)
Cash and cash equivalents, beginning of period	67,495	68,535
Cash and cash equivalents, end of period	$139,302	$54,776

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$49,096	$60,614	$99,447	$114,866
Voyage expenses	(236)	(92)	(345)	(288)
Time charter equivalent revenue	$48,860	$60,522	$99,102	$114,578
Time charter equivalent revenue attributable to:
Kamsarmax	$18,302	$20,851	$37,324	$41,706
Ultramax	30,558	39,671	61,778	72,872
	$48,860	$60,522	$99,102	$114,578
Revenue days:
Kamsarmax	1,690	1,626	3,393	3,426
Ultramax	3,398	3,429	6,799	6,832
Combined	5,088	5,055	10,192	10,258
TCE per revenue day (1):
Kamsarmax	$10,830	$12,823	$11,000	$12,173
Ultramax	$8,993	$11,569	$9,086	$10,666
Combined	$9,603	$11,973	$9,724	$11,170

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of July 19, 2019

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,398,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,307,800
Total Owned or Finance Leased Vessels DWT		3,705,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel and four Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Kamsarmax	2019	81,100	China	$14,170	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,000	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	TBD	(5)
Total TC DWT		387,400

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

(2)
This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The daily base rate was converted to a fixed rate effective July 2019. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel is time chartered-in for 24 months at $12,000 per day for the first twelve months and at $12,500 per day for the second twelve months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 120% of the BPI. The vessel is expected to be delivered to the Company in July or August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, July 22, 2019, at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 4499443.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/qyxtd6mp

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Upon the completion of the sale of the two Ultramax vessels currently classified as held for sale and the delivery of a time chartered-in Kamsarmax vessel, Scorpio Bulkers Inc. will have an operating fleet of 57 vessels consisting of 52 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 35 Ultramax vessels), and five time chartered-in vessels (including four Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 3.6 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2019	2018	2019	2018
Net income (loss)	$34,969	800	$31,499	$(4,971)
Add Back:
Net interest expense	11,185	9,811	22,620	18,483
Depreciation and amortization (1)	19,079	17,449	36,443	34,924
EBITDA	$65,233	28,060	$90,562	$48,436
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands, except per share data	2019		2019
	Amount	Per share	Amount	Per share
Net income	$34,969	$0.50	$31,499	$0.45
Adjustments:
Loss / write-down on assets sold or held for sale	4,726	0.07	12,235	0.18
Write-down of deferred financing cost	446	0.01	446	0.01
Total adjustments	$5,172	$0.08	$12,681	$0.19
Adjusted net income	$40,141	$0.58	$44,180	$0.64

Adjusted EBITDA (unaudited)

	Three Months Ended June 30,	Six Months Ended June 30,
In thousands	2019	2019
Net income	$34,969	$31,499
Impact of adjustments	5,172	12,681
Adjusted net income	40,141	44,180
Add Back:
Net interest expense	11,185	22,620
Depreciation and amortization (1)	18,633	35,997
Adjusted EBITDA	$69,959	$102,797
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing (including for capital expenditures) and comply with covenants in such financing arrangements, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)